

January 14, 2013

Via US mail
Mr. Daniel V. Iannotti
Vice President, General Counsel and Secretary
Ecology Coatings, Inc.
24663 Mound Road
Warren, MI 28091

  Re: **Ecology Coatings, Inc.**
    Form 8-K Item 4.01
    Filed January 10, 2013
    File No. 333-91436

Dear Mr. Iannotti:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. You state that Silberstein Ungar, PLLC has not provided you with an adverse or qualified opinion relating to your financial statements. Please amend your filing to clarify, if true, that Silberstein Ungar, PLLC has not provided any reports relating to your financial statements.

3. Please amend your filing to disclose, if true, that during your two most recent fiscal years through the date of resignation, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure. Refer to Item 304(a)(1)(iv) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant